Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

November 23, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Pierce

Re:	Model Performance Mini Corp.
Amendment No. 3 to Registration Statement on Form F-4
Filed November 15, 2022
File No. 333-267125

Dear Ms. Pierce:

On behalf of our client, Model Performance Mini Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form F-4 filed on November 15, 2022 (the “Registration Statement”) contained in the Staff’s letter dated November 22, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 4 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form F-4/A filed November 15, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations of

MPAC

Results of Operations, page 165

1.	Please revise to include a discussion of results of operations for the three months ended September 30, 2022 and 2021 in addition to your discussion of the nine month interim periods.

Response: The Company has revised the disclosure on pages 165 and 166 of the Amendment in response to the Staff’s comment.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Serena Shie